UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Realm Therapeutics Reports Preliminary Top-line Data from Phase 2 Trial of PR022 in Atopic Dermatitis and First Half 2018 Financial Results

On August 14, 2018, Realm Therapeutics plc (the “Company”) reported preliminary top-line data from its Phase 2 trial of PR022 in Atopic Dermatitis, as well as financial results for the six months ended June 30, 2018. A copy of the Company’s press release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated by reference herein.

Exhibits 99.1, 99.2, 99.3 and 99.4 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of trebhat section, nor shall they be deemed incorporated by reference in any filing of the company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated August 14, 2018
99.2	Unaudited Consolidated Interim Balance Sheet as of June 30, 2018 and December 31, 2017, Unaudited Consolidated Interim Statement of Operations and Comprehensive Loss, Statements of Changes in Shareholders’ Equity, Statements of Cash Flows for the six months ended June 30, 2018 and 2017 and related Notes to unaudited Interim Financial Statements
99.3	Managements’ Discussion and Analysis of Financial Condition and Results of Operations
99.4	Risks Factors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

August 14, 2018	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer